(d)(1)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA VARIABLE INSURANCE TRUST

and

VOYA INVESTMENTS, LLC

Series	Annual Management Fee (as a percentage of average daily net assets)
VY® BrandywineGLOBAL — Bond Portfolio (formerly, VY® Goldman Sachs Bond Portfolio)	0.50% on the first $750 million of assets; and 0.48% thereafter

A-1